                               FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                               AMENDMENT NO. 2 TO
                                  ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                              ____________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________
N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                Nathanael Richard
                                 First Secretary
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (f)    2007-08 Third Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

January 31, 2008                       By:  /s/ Michael D. Manning
                                       ____________________________________
                                       Name:    Michael D. Manning
                                       Title:   Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (f):     2007-08 Third Quarter Ontario Finances

                                         EXHIBIT (f)

                                         2007-08 Third Quarter Ontario Finances

ONTARIO FINANCES                                                                                            [ONTARIO LOGO]
2007-08 THIRD QUARTER                       QUARTERLY UPDATE - DECEMBER 31, 2007                       MINISTRY OF FINANCE
__________________________________________________________________________________________________________________________

--------------------------------------------------------------------------------------------------------------------------
FISCAL SUMMARY                                                                               2007-08
                                                                           -----------------------------------------------
($ Millions)                                                    Actual            Budget          Current*         In-Year
                                                               2006-07              Plan          Outlook           Change
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                         90,397            91,503           94,370            2,867
Expense
   Programs                                                     79,297            82,030           84,553            2,523
   Interest on Debt                                              8,831             9,123            9,067              (56)
                                                       -------------------------------------------------------------------
Total Expense                                                   88,128            91,153           93,620            2,467
Reserve                                                              -               750              750                -
                                                       -------------------------------------------------------------------
SURPLUS / (DEFICIT)                                              2,269             (400)                0              400
--------------------------------------------------------------------------------------------------------------------------
* Third-quarter fiscal forecast as at December 31, 2007.
--------------------------------------------------------------------------------------------------------------------------

2007-08 FISCAL OUTLOOK

The government is currently projecting a balanced budget for the Province in 2007-08. This represents an in-year improvement of $400 million from the 2007 Ontario Budget Plan and is consistent with the fiscal outlook presented in the 2007 Ontario
Economic Outlook and Fiscal Review and the 2007-08 First Quarter Ontario Finances.

[Bar Chart: Ontario's Fiscal Performance, Fiscal Balance ($ billions]

The government's sound leadership and prudent fiscal management have resulted in a steady improvement from the inherited
$5.5 billion deficit in 2003-04 to the $2.3 billion surplus recorded in 2006-07. With the third quarter of 2007-08 now complete, and the fiscal plan on track, there is reason for increased confidence that the $750 million reserve included in the 2007 Budget
Plan will not be required in 2007-08. If the reserve is not required, the government would be on track to achieve a $750 million surplus, which would be its third consecutive surplus.

In the 2007 Economic Outlook and Fiscal Review, the government announced more than $3 billion in new investments and tax reductions aimed at strengthening Ontario's economic advantage and helping the manufacturing, forestry, agriculture and tourism sectors weather economic challenges. Although the Ontario economy remains fundamentally strong and is on track to outperform the 2007 Budget forecast, private-sector economists predict that future economic growth prospects have been dampened by external challenges.
Therefore, in order to continue to improve public services while delivering balanced budgets, the government must maintain its prudent and disciplined fiscal management in the face of external challenges.

____________________________________________________________________________________________________________________________________

For further information contact                                                                Ce rapport est disponible en français
Communications and Corporate Affairs Branch                                                    Pour plus de renseignements contactez
(416) 325-0333                                                                                   Direction des communications et des
Frost Building North, Queen's Park                                                           affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                                    Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1
This document is available on the Internet at: http://www.fin.gov.on.ca/english/budget/finances/2007/ofin073.html © Queen's Printer for Ontario, 2008

ONTARIO FINANCES                                                                                          DETAILS OF IN-YEAR CHANGES
____________________________________________________________________________________________________________________________________

FISCAL PERFORMANCE
------------------------------------------------------------------------------------------------------------------------------------

REVENUE AT $94.4 BILLION

The revenue outlook, at $94,370 million, has increased $270 million since the 2007 Economic Outlook and Fiscal Review, for a total of $2,867 million since the 2007 Budget. Changes since the 2007 Economic Outlook and Fiscal Review include:

•  a Corporations Tax forecast increase of $220 million based on stronger 2007 profit growth, and

•  higher Retail Sales Tax revenue of $50 million based on stronger growth in 2007 consumer spending.

The 2007-08 outlook maintains the prudent approach of the 2007 Economic Outlook and Fiscal Review. December tax receipts, largely final 2007 tax remittances from much of the financial sector, suggest potentially higher Corporations Tax revenues in 2007-08.
Critical revenue information that could materially affect the forecast will arrive later in the year, notably receipt of final 2007
Corporations Tax instalment payments from the non-financial sector. Given continued risks and uncertainties over the remainder of the fiscal year, the 2007-08 taxation revenue outlook remains prudent.

TOTAL EXPENSE AT $93.6 BILLION

Total expense, at $93,620 million, has increased by a total of $2,467 million since the 2007 Budget and is $270 million higher than the forecast in the 2007 Economic Outlook and Fiscal Review. Ministry program expense changes this quarter, and the corresponding offsets, include:

•  Ministry of the Attorney General: An increase of $101 million for the Criminal Injuries Compensation Board to make a provision for the projected cost of the backlog of cases currently being reviewed.

•  Ministry of Community and Social Services: While the Ontario Works' portions of social assistance expense remain as forecast in the 2007 Budget, an overall increase of $155 million is required to support people with disabilities who are in financial need through the Ontario Disability Support Program.

•  Ministry of Research and Innovation: An increase of $5 million to support innovative diagnostic imaging research projects and create additional research space at the new Institute for Diagnostic Imaging Research at the University of Windsor, fully offset from the Capital Contingency Fund.

•  Ministry of Tourism: An increase of $20 million to expand tourism marketing initiatives that will attract new domestic and international visitors to communities and major attractions across the province, fully offset by the Operating Contingency Fund.

•  Ministry of Transportation: An increase of $300 million for municipal transit, which includes $206 million in one-time transit funding for the City of Toronto to improve public transit service, and $94 million to be distributed to other municipalities for municipal transit state-of-good-repair investments, fully offset from the Capital Contingency Fund.

------------------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                                          DETAILS OF IN-YEAR CHANGES
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------

IN-YEAR EXPENSE CHANGES, CONTINUED

•  Operating Contingency Fund: A net decrease of $6 million in the Operating Contingency Fund mainly due to an increase of $14 million arising from revenue improvements identified since the 2007 Economic Outlook and Fiscal Review, which the government will invest in key priority areas, offset by a decrease of $20 million that was allocated to the Ministry of Tourism.

•  Capital Contingency Fund: A decrease of $305 million in the Capital Contingency Fund, allocated to fund ministries' changes in expense as outlined.

Interest on debt expense for the year remains unchanged from the 2007 Economic Outlook and Fiscal Review at $9,067 million.

RESERVE AT $0.8 BILLION

The current fiscal outlook maintains a $750 million reserve to protect against unexpected and adverse changes in the Province's revenue and expense outlook, including those resulting from changes in Ontario's economic performance. Should this reserve not be required, it is projected that the Province would achieve a surplus of $750 million.

------------------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                                                  FISCAL PERFORMANCE
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL TRANSACTIONS                                                                                  Current*
                                                                                                       Actual        Outlook
($ Millions)                                                 2003-04      2004-05       2005-06       2006-07        2007-08
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                      68,400        77,841        84,225        90,397         94,370
Expense
    Programs                                                 64,279        70,028        74,908        79,297         84,553
    Interest on Debt                                          9,604         9,368         9,019         8,831          9,067
                                                      ------------------------------------------------------------------------------
Total Expense                                                73,883        79,396        83,927        88,128         93,620
Reserve                                                           -             -             -             -            750
                                                      ------------------------------------------------------------------------------
Surplus / (Deficit)                                          (5,483)       (1,555)          298         2,269              0
------------------------------------------------------------------------------------------------------------------------------------
Net Debt†,‡                                                 138,816       140,921       141,928       141,100        143,079
Accumulated Deficit+                                        124,188       125,743       109,155       106,776        106,776
------------------------------------------------------------------------------------------------------------------------------------

Note: Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation. Total expense prior to 2005-06 has not been restated to reflect expanded reporting.

*   Third-quarter fiscal forecast as at December 31, 2007.
+   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the surplus/deficit. For fiscal 2005-06, the change in the Accumulated Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector entities. For fiscal
    2006-07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity
    Financial Corporation made at the beginning of the year.
‡   Net Debt is restated in 2003-04, 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SELECTED ECONOMIC AND FISCAL STATISTICS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Current*
                                                                                                         Actual     Outlook
                                                                   2003-04     2004-05      2005-06     2006-07     2007-08
------------------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices                      493,081     516,792      536,908     557,784     585,673
  ($ Millions)
Ontario Population (000s) - July 1                                  12,263      12,420       12,565      12,705      12,804

Ontario Revenue as a per cent of GDP                                  13.9        15.1         15.7        16.2        16.1
Ontario Revenue Growth (%)                                            (0.7)       13.8          8.2         7.3         4.4

Ontario Total Expense as a per cent of GDP                            15.0        15.4         15.6        15.8        16.0
Ontario Total Expense Growth (%)                                       7.4         7.5          5.7         5.0         6.2

Ontario Total Program Expense as a per cent of GDP                    13.0        13.6         14.0        14.2        14.4
Ontario Total Program Expense Growth (%)                               8.8         8.9          7.0         5.9         6.6

Ontario Interest on Debt as a per cent of Revenue                     14.0        12.0         10.7         9.8         9.6
Ontario Interest on Debt as a per cent of Total Expense               13.0        11.8         10.7        10.0         9.7
Ontario Interest on Debt as a per cent of GDP                          1.9         1.8          1.7         1.6         1.5

Ontario Surplus / (Deficit) as a per cent of GDP                      (1.1)       (0.3)         0.1         0.4         0.0

Net Debt per capita ($)                                             11,320      11,346       11,295      11,106      11,175
Net Debt as a per cent of GDP                                         28.2        27.3         26.4        25.3        24.4

Accumulated Deficit per capita ($)                                  10,127      10,124        8,687       8,404       8,339
Accumulated Deficit as a per cent of GDP                              25.2        24.3         20.3        19.1        18.2
------------------------------------------------------------------------------------------------------------------------------------
* Third-quarter fiscal forecast as at December 31, 2007.
Sources: Ontario Ministry of Finance and Statistics Canada.
------------------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                                                ECONOMIC PERFORMANCE
____________________________________________________________________________________________________________________________________

ONTARIO ECONOMIC OUTLOOK

In the 2007 Economic Outlook and Fiscal Review, the Ministry of Finance projected real gross domestic product (GDP) growth of 1.9 per cent for 2007, 1.8 per cent in 2008, 2.4 per cent in 2009 and 2.8 per cent in 2010. These projections were 0.1 percentage point below the average private-sector forecast at that time. The moderate rate of economic growth in the near term primarily reflects weaker growth in the U.S. economy, as well as the negative impact of the high dollar and high oil prices.

[Bar chart: Ontario Economic Outlook for 2007 to 2010 - Real Gross Domestic Product Growth]

------------------------------------------------------------------------------------------------------------------------------------

ONTARIO REAL GDP MODERATES IN JULY-SEPTEMBER QUARTER

•  Ontario's real GDP grew by 0.5 per cent (2.0 per cent annualized) in the third calendar quarter of 2007, following growth of 0.7 per cent in the second quarter.

•  The increase in real GDP reflected a build-up in business inventories and solid gains in household and business spending.

JOB CREATION STEADY IN 2007

•  Ontario employment rose by 101,100 jobs (1.6 per cent) in 2007, while the unemployment rate averaged 6.4 per cent.

•  In the fourth quarter of 2007, Ontario employment advanced by 46,700 jobs, following an increase of 35,300 jobs in the third quarter.
   The unemployment rate was 6.2 per cent in the fourth quarter.

RETAIL SALES UP IN 2007

•  Over the first 11 months of 2007, Ontario retail sales were up 4.0 per cent compared to the same period in 2006.

INFLATION MODERATES IN NOVEMBER

•  The Ontario Consumer Price Index inflation rate was 1.8 per cent in 2007, identical to the rate in 2006.

HOUSING MARKET ACTIVITY

•  Ontario home resales reached a level of 15,353 units in November, up 10.3 per cent from the same month in 2006 and the best November on record. On a year-to-date basis, sales of existing Ontario homes were up 10.2 per cent over the first 11 months of 2007, compared to the same period in 2006.

•  Ontario recorded 68,100 housing starts in 2007, down 7.2 per cent from 2006.

MANUFACTURING SALES AND INTERNATIONAL EXPORTS IN 2007

•  Over the first 11 months of 2007, Ontario manufacturing sales were 0.4 per cent below their value for the same period last year.

•  Over the first 11 months of 2007, the value of Ontario international merchandise exports was up 2.1 per cent, compared to the same period in 2006, while imports, on the same basis, were up 3.7 per cent.
------------------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                                     ECONOMIC TRENDS AND PERFORMANCE
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
                                                     KEY ECONOMIC INDICATORS
                            (Per cent change from previous period, unless indicated otherwise)
------------------------------------------------------------------------------------------------------------------------------------
                                                         Annual    Annual                     Quarterly
                                                        ----------------------------------------------------------------------------
                                                          2006      2007     06:3      06:4      07:1     07:2      07:3
                                                        ----------------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
    Real GDP                                 Ontario       2.1       N/A      0.4       2.8       2.7       2.8      2.0
    Nominal GDP                              Ontario       3.9       N/A      2.1       5.2       6.6       7.7      3.4

------------------------------------------------------------------------------------------------------------------------------------
                                                         Annual    Annual                    Monthly 2007
                                                        ----------------------------------------------------------------------------
                                                          2006      2007      Aug      Sep       Oct       Nov      Dec
                                                        ----------------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                           78       116       (6)      15        24        12        2
    Employment (Change in 000s)                             95       101        9       30        32        (5)     (16)
    Unemployment Rate (%)                                  6.3       6.4      6.4      6.2       6.0       6.2      6.5
Household Sector
    Retail Sales                                           4.1       N/A       1.9     0.0      (0.3)      1.0      N/A
    Housing Starts (000s)*                                73.4      68.1      68.8    84.4      67.4      74.9     51.7
    MLS Home Resales**                                    (1.1)      N/A      11.2     1.2      12.3      10.3      N/A
Manufacturing Shipments                                   (3.2)      N/A      (5.8)    0.1      (0.3)      1.4      N/A
    Transportation Equipment                              (7.1)      N/A     (13.8)    9.4      (4.1)      1.3      N/A
Consumer Price Index**                                     1.8       1.8       1.6     2.3       2.3       2.4      2.1
------------------------------------------------------------------------------------------------------------------------------------
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
** Per cent change from a year earlier.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.
------------------------------------------------------------------------------------------------------------------------------------

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

REVENUE
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                      2007-08
                                                                                   -------------------------------------------------
                                                                          Actual        Budget        Current*       In-Year
                                                                         2006-07          Plan        Outlook        Change
------------------------------------------------------------------------------------------------------------------------------------
Taxation Revenue
Personal Income Tax                                                       23,655        23,285         24,318         1,033
Retail Sales Tax                                                          16,228        16,682         16,761            79
Corporations Tax                                                          10,845        10,605         11,641         1,036
Employer Health Tax                                                        4,371         4,550          4,598            48
Ontario Health Premium                                                     2,589         2,638          2,730            92
Gasoline Tax                                                               2,310         2,401          2,348           (53)
Fuel Tax                                                                     723           741            748             7
Tobacco Tax                                                                1,236         1,217          1,139           (78)
Land Transfer Tax                                                          1,197         1,187          1,370           183
Electricity Payments-In-Lieu of Taxes                                        757           706            664           (42)
Other Taxes                                                                  399           307            396            89
                                                                   -----------------------------------------------------------------
                                                                          64,310        64,319         66,713         2,394
------------------------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health Transfer (CHT)                                               7,702         8,104          8,439           335
Canada Social Transfer (CST)                                               3,478         3,740          3,869           129
Social Housing                                                               532           528            528             -
Infrastructure Programs                                                      191           161            161             -
Wait Times Reduction Fund                                                    467           468            468             -
Other Government of Canada                                                 1,666         3,105          3,245           140
                                                                   -----------------------------------------------------------------
                                                                          14,036        16,106         16,710           604
------------------------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                     1,945         1,801          1,786           (15)
Liquor Control Board of Ontario                                            1,307         1,343          1,343             -
Ontario Power Generation Inc. and Hydro One Inc.                             947           840            756           (84)
Other Government Enterprises                                                  (3)            2              2             -
                                                                   -----------------------------------------------------------------
                                                                           4,196         3,986          3,887           (99)
------------------------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
Reimbursements                                                             1,415         1,491          1,448           (43)
Electricity Debt Retirement Charge                                           991         1,013          1,013             -
Vehicle and Driver Registration Fees                                         970         1,032          1,032             -
Power Sales                                                                  863           831            831             -
Other Fees and Licences                                                      624           583            585             2
Liquor Licence Revenue                                                       467           455            455             -
Net Reduction of Power Purchase Contract Liability                           412           398            398             -
Sales and Rentals                                                          1,108           429            430             1
Royalties                                                                    215           217            217             -
Miscellaneous Other Non-Tax Revenue                                          790           643            651             8
                                                                   -----------------------------------------------------------------
                                                                           7,855         7,092          7,060           (32)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                             90,397        91,503         94,370         2,867
------------------------------------------------------------------------------------------------------------------------------------
* Third-quarter fiscal forecast as at December 31, 2007.
------------------------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                      2007-08
                                                                                   -------------------------------------------------
                                                                           Actual        Budget       Current*       In-Year
                                                                          2006-07          Plan       Outlook         Change
------------------------------------------------------------------------------------------------------------------------------------
Ministry Expense
Aboriginal Affairs                                                             25            28            38            10
Agriculture, Food and Rural Affairs                                           800           876           880             4
Attorney General                                                            1,347         1,387         1,510           123
Board of Internal Economy                                                     163           245           245             -
Children and Youth Services                                                 3,260         3,574         3,669            95
Citizenship and Immigration                                                   116            86            86             -
Community and Social Services                                               7,182         7,341         7,528           187
Community Safety and Correctional Services                                  1,877         1,927         1,931             4
Culture                                                                       410           350           350             -
Democratic Renewal Secretariat                                                  6             8             8             -
Economic Development and Trade                                                199           327           332             5
Education                                                                     423           437           451            14
   School Boards' Net Expense                                              11,290        11,989        12,102           113
Energy                                                                        229           290           312            22
Environment                                                                   314           325           327             2
Executive Offices                                                              19            18            18             -
Finance                                                                       569           464           445           (19)
   Ontario Municipal Partnership Fund                                         758           917           917             -
Francophone Affairs, Office of                                                  4             4             5             1
Government and Consumer Services                                              856           818           885            67
Health and Long-Term Care**                                                19,162        20,168        20,207            39
   Hospitals' Net Expense**                                                16,145        17,384        17,384             -
Health Promotion                                                              391           373           373             -
Intergovernmental Affairs                                                      11             9             9             -
Labour                                                                        147           161           161             -
Municipal Affairs and Housing                                                 843           760           760             -
Natural Resources                                                             734           726           782            56
Northern Development and Mines                                                318           356           356             -
Public Infrastructure Renewal                                                 426           138           444           306
Research and Innovation                                                       316           325           333             8
Revenue                                                                       563           578           598            20
Small Business and Entrepreneurship                                            25            26            26             -
Tourism                                                                       204           195           229            34
Training, Colleges and Universities                                         4,110         4,402         4,452            50
   Colleges' Net Expense                                                    1,273         1,453         1,454             1
Transportation                                                              2,733         1,977         2,356           379
Other Expense
Capital Contingency Fund                                                        -           175           810           635
Interest on Debt                                                            8,831         9,123         9,067           (56)
MoveOntario                                                                     6             -             -             -
One-Time and Extraordinary Assistance to Agriculture Sector                   278            20           359           339
Operating Contingency Fund                                                      -           580           608            28
Pension and Other Employee Future Benefits                                    557           533           533             -
Power Purchases                                                               863           831           831             -
Teachers' Pension Plan                                                        345           349           349             -
Year-End Savings                                                                -          (900)         (900)            -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSE                                                              88,128        91,153        93,620         2,467
------------------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2007.
**  The 2007-08 figures reflect a change in the presentation of expense in the Health Sector to be consistent with the 2006-07 Public
    Accounts. This change in presentation does not affect total expense.
------------------------------------------------------------------------------------------------------------------------------------

2007-08 INFRASTRUCTURE EXPENDITURES
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                     2007-08 Current Outlook*
                                                                   -----------------------------------------------------------------
Sector                                                   Total                                Transfers
                                                Infrastructure         Investment             and Other                Total
                                                  Expenditures         in Capital       Expenditures in       Infrastructure
                                                2006-07 Actual             Assets        Infrastructure**       Expenditures
------------------------------------------------------------------------------------------------------------------------------------
Transportation
   Transit                                               1,624                598                   587               1,185
   Highways                                              1,426              1,549                   154               1,703
   Other Transportation                                     76                  5                    28                  33
Health
   Hospitals                                               375                623                     5                 628
   Other Health                                            183                 50                   176                 226
Education
   School Boards                                         1,000                  -                 1,016               1,016
   Colleges                                                 73                184                     -                 184
   Universities                                             52                  -                    77                  77
Water/Environment                                          360                 32                   230                 262
Municipal and Local Infrastructure+                        473                  2                   549                 551
Justice                                                    102                 89                    47                 136
Other                                                      682                287                   864               1,151
------------------------------------------------------------------------------------------------------------------------------------

TOTAL++                                                  6,426              3,419                 3,733               7,152
------------------------------------------------------------------------------------------------------------------------------------
*   Third-quarter fiscal forecast as at December 31, 2007.
**  Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's
    Total Expenses in the Total Expense Table.
+   Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
++  Total expenditures include $86 million in flow-throughs in Investment in Capital Assets (for provincial highways) and $160 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($28 million in Transportation, $45 million in
    Water/Environment and $87 million in Municipal and Local Infrastructure).
------------------------------------------------------------------------------------------------------------------------------------

ONTARIO'S 2007-08 FINANCING PROGRAM
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED PROVINCE AND ONTARIO ELECTRICITY FINANCIAL CORPORATION
($ Millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    2007-08
                                                                                   -------------------------------------------------
                                                                         Actual        Budget        Current*       In-Year
                                                                        2006-07          Plan        Outlook         Change
------------------------------------------------------------------------------------------------------------------------------------
Deficit / (Surplus)                                                      (2,269)          400              0           (400)
Non-Cash Adjustments                                                      1,720          (468)          (945)          (477)
Investment in Capital Assets                                              2,120         3,334          3,419             85
Net Loans / Investments                                                   1,736         1,173          2,314          1,141
Debt Maturities                                                          13,966        14,413         13,742           (671)
Debt Redemptions                                                          1,041           887          1,314            427
                                                               ---------------------------------------------------------------------
Total Funding Requirement                                                18,314        19,739         19,844            105
Canada Pension Plan Borrowing                                              (185)         (431)          (346)            85
Decrease / (Increase) in Short-Term Borrowing                             1,370          (550)        (1,370)          (820)
Increase / (Decrease) in Cash and Cash Equivalents                         (804)            -           (455)          (455)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM PUBLIC BORROWING REQUIREMENT                             18,695        18,758         17,673         (1,085)
------------------------------------------------------------------------------------------------------------------------------------
* Third-quarter fiscal forecast as at December 31, 2007.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
BORROWING PROGRAM STATUS (AS AT DECEMBER 31, 2007)
($ Billions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Completed            Remaining                 Total
                                                          --------------------------------------------------------------------------
Province                                                                    12.0                  3.2                  15.2
Ontario Electricity Financial Corporation                                    2.2                  0.3                   2.5
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                       14.2                  3.5                  17.7
------------------------------------------------------------------------------------------------------------------------------------
Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------------------------------------------

•  Long-Term Public Borrowing completed as at December 31, 2007, totalled $14.2 billion as follows:

------------------------------------------------------
                                          ($ Billions)
------------------------------------------------------
Ontario Savings Bonds                             1.3
Domestic Issues                                  11.9
Global/US Dollar Issues                           1.1
                                    ------------------
                                                 14.2
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Numbers may not add due to rounding.
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•  As reported in the 2007-08 First Quarter Ontario Finances, the $477 million decline in Non-Cash Adjustments is mainly due to additional cash transfers to the Province from the federal trusts.

•  The $1,141 million increase in Net Loans/Investments is mainly due to an increase in loans to Ontario Power Generation, and, as reported in the 2007 Economic Outlook and Fiscal Review, the transfer of third-party asset-backed commercial paper (ABCP) to a long-term investment portfolio.

ONTARIO'S 2007-08 FINANCING PROGRAM
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•  The $671 million decline in Debt Maturities, of which $166 million occurred prior to September 30, 2007, is mainly a result of the
   Province extending the maturity of a number of debt issues.

•  The $427 million increase in Debt Redemptions is a result of higher-than-forecast redemptions of Ontario Savings Bonds in June and
   December.

•  Short-term borrowing increased by $820 million, primarily to offset the transfer of ABCP to Net Loans/ Investments, and to finance increased loans to the Ontario Lottery and Gaming Corporation and the Royal Ontario Museum.